Powur

Accelerating the adoption of sustainable energy

POWUR.COM DEL MAR CALIFORNIA

Software | Main Street | Energy | Sustainability | PBC and B Corps



Last Funded May 2017!

$1,270,983
total funds raised

606
total investors

FOLLOW FOR UPDATES



*We've solved the solar industry's sales problem. Powur is a one-of-a-kind platform that provides solar companies with a well educated direct sales force on the ground in communities nationwide. *** Update! We have set a new world record for fastest company to hit $1M in Regulation Crowdfunding history! Thank you to all our new powur shareholders....* more

Jonathan Budd Founder & CEO @ Powur

Why you may want to support us...

1. 526% revenue growth from 2015 to 2016
2. 17,000+ homeowners submitted for solar proposals
3. $1.4M revenue in 2016
4. Over 3,200 paid Advisors
5. 39 solar providers using our platform servicing 28 states
6. First international residential solar company entering Canada, Australia and Mexico in 2017
7. Booking 350 kW per month with over 3 mW booked to date

Why investors ❤ us

WE'VE RAISED $3,934,182 SINCE OUR FOUNDING



I was inspired by Jonathan Budd and his vision for Powur the first time I met him. Since then I have seen him transform his vision into reality and have watched the Powur movement grow. I am thrilled to be along for the ride as an investor, and to see Powur accelerate the international adoption of clean and sustainable energy.

Dean Rosenberg
CEO, Venture San Diego and Vice President, Tech Coast Angel

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Jonathan Budd
Founder & CEO
Enabling a clean energy future for life on this planet has always been my dream. We have the potential to acquire millions of customers over the next decade, as solar hits an "influxion" point.



Andrea Budd
VP Operations
An executive with deep operational, communications and philanthropic skills. Andrea oversaw operations of a start-up that grew revenue from $1m to $20m in under 3 years and she has IPO experience.



Bobby Smith
VP Sales
Bobby previously achieved Vice President with ACN Telecommunications within 18 months, building 50,000+ active consultants in multiple countries. He is a highly respected direct sales industry speaker



Andrew Wilson
CFO
An experienced finance executive with VP experience at multi-national companies, Andy has expertise in financial processes, capital raising, M&A transactions and financial modeling.



Paul Walker
CTO
Paul has 18 years experience architecting web, mobile and desktop applications and server APIs for large enterprises such as Paramount and CBS as well as startups including MySpace and Mellmo, Inc.



Jim Bunch
President
On the startup team at Bamboo.com (now Ipix.com), that acquired 100,000 real estate agent clients, $30 million in revenue & went public in the first year. Founder of The Ultimate Game of Life.



VaNessa Duplessie
VP Field Operations
VaNessa built an international network marketing team of 20,000 reps and regularly speaks to thousands of networkers on leadership and personal development.




Rick Hou
Director of Engineering
Rick has deep experience from 16+ years as a technology architect at ESPN, Toyota, Disney and others. At Shazam, he architected the ipad roll out and helped them grow to 100 million+ active users.


In the news



Powur's Jonathan Budd talks about the future of solar power
Jonathan Budd sees solar power as a money-making opportunity. His new company, Powur, essentially lets people add solar to their homes with no upfront costs. While there isn't much technology in his solution
March 23, 2017 @ techcrunch.com

Downloads

Video Transcript
16 transcripts.txt



MAY **4** 02:00pm **Powur Investor Presentation** By POWUR PBC

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Problem & Solution

Solar companies can't find new customers

Powur has built a national network of strategic partnerships with solar energy companies across the U.S. We provide an unprecedented on-the-ground trusted sales force that these partners could never cultivate themselves and earn 5% of all the solar sales in return.



The Problem: Solar companies have tried and failed to acquire customers profitably. A solar power system for your home is a huge investment. Yet, big solar companies burn money on TV spots, internet ads, and partnerships at big box retailers like Costco. Nobody is going to spend $20,000 while pushing their cart at Costco.

The Solution: Direct sales is absolutely the best way to educate people about new products and industries because it's a one to one relationship that fosters trust and real learning. Powur is a one-of-a-kind platform that provides solar companies with well educated passionate sales people on the ground in communities all over the country allowing them to network at scale.



How it works

Low cost customer acquistion at scale (Uber for solar sales)

Our model allows us to focus on creating the highest quality solar leads, while earning a % of the entire sale, building a vast distribution network of contractors to achieve scale, and monetizing with countless additional products.



1: Lead Generation

Powur Advisor generates interested homeowner and submits lead through Powur Platform.

2: Qualification

Powur Advisor transfers customer to solar provider using our app.

3: Appointment

Appointment is held between solar provider and homeowner.

4. Contract

~20% of appointments convert to paying customers. Customer signs a contract to go solar with provider!

5. Install

The solar company that closed the sale is responsible for installation.



Disrupt & Decentralize

A promo video for potential Solar Advisors.



The Powur Revolution

A promo video for potential Powur customers.

Growth + Business Model

We're growing faster than we could have imagined.

We connect Solar Advisors (independent 1099 contractors), residential homeowners, and an established network of Solar providers / installers and keep 30% of all the revenue that transacts across the platform. Our direct sales model gives us an unmatched ability to scale solar customer acquisition without the massive infrastructure cost associated with vertically integrated models.



Revenue to Date (March '17): $1,971,351
Cumulative Leads (March '17): 16,999
$2M
$1.5M
$1M
$500K
0
20,000
10,000
5,000
0
Q2 '15
Q3 '15
Q4 '15
Q1 '16
Q2 '16
Q3 '16
Q4 '16
Q1 '17
Revenue to Date
Cumulative Leads

$1,407,000

Revenue 2016

Investor Q&A

− COLLAPSE ALL

What does your company do?

We've solved the solar industry's sales problem. Powur is a one-of-a-kind platform that provides solar companies with a well educated direct sales force on the ground in communities nationwide. *** Update! We have set a new world record for fastest company to hit $1M in Regulation Crowdfunding history! Thank you to all our new powur shareholders. New investors can still invest until 11pm EDT Friday May 19th!

Where will your company be in 5 years?

We will be the platform that converts the world to solar power. The solar industry is on the cusp of exploding — only 2% of modern homes use solar and it's finally affordable enough for mass adoption. Our mission is to accelerate the adoption of sustainable energy world wide and help 2,000,000 homeowners save money and gain energy independence.

How will you make money?

We make money 1) when solar providers complete a sales consultation with a homeowner that we refer; 2) when solar providers complete a solar system installation at a homeowner we refer; and 3) when new Powur Advisors purchase a license to our platform. Our compensation plan is designed to pay 70% of all these forms of revenue to our Advisors, with Powur retaining 30%. In Q1 2017 we signed contracts with providers to generate revenue from other sources of renewable energy besides solar systems, and we plan to continue expanding our sources of revenue.

Isn't solar an expensive indulgence for the most environmentally conscious?

The vast majority of people still don't understand how profitable it is to go solar. We are headquartered in Southern California where electricity is expensive and if you live in a medium sized house or larger, solar will give you a low-risk, after-tax IRR of 12-20% or more if you pay cash. If you can't pay cash you can get zero down financing as long as you have ok credit (~650 FICO or better) and you will save money day 1. Yet drive around any neighborhood and very few homes have panels on their roofs. Why? Are these homeowners earning more than 12-20% after tax on their cash with almost no risk? Do they all have bad credit? No - they don't understand how profitable it is to generate their own clean energy. There is a huge opportunity if we can educate homeowners and overcome their skepticism of the unfamiliar. Solar makes sense for the masses, including those who don't believe in climate change.

Don't believe solar is that profitable? Do some Google searches to learn what WalMart (a

company famous for relentless cost cutting) has done. Better yet, contact a Powur Advisor and ask for a no obligation proposal from a couple of high quality solar installers. Don't know a Powur Advisor? We can connect you with one. Or you can become one yourself and make money from the awakening that WILL happen in the coming years.

How big is the market? ⌄

The most recent census reports there are 126 million households in the US. Around 70 million of those households live in single family detached homes and another 6 million live in attached homes, which means 75 million of those homes still don't have solar. That puts our total market opportunity at over 100 billion dollars, not including commercial or international markets and not including other renewable energy products, all of which we are going after.

Who are your competitors? How are you different? ⌄

Our primary competitors are the people that approach you to talk about solar while you are out shopping, the folks who knock on your door and companies who send you ads in the mail. Those methods of generating leads are expensive and the quality of the leads vary. Powur advisors generate warm referrals without interrupting people when they are busy, the leads are less expensive for providers and they only pay us for definitive results, namely appointments and installations. Better leads for less money and only for results - its the holy grail for solar providers and why so many want to get on our platform when we talk to them.

Why did you choose to promote solar through a direct-selling or Multi Level Marketing model? ⌄

Generating leads for rooftop solar systems is difficult and expensive. Its difficult and expensive because consumers are inherently suspicious of sales messages and reluctant to buy big ticket items that they don't fully understand or perceive a need for. The reality is that tens of millions of homeowners in the US alone can have a solar system installed on their roof in 90 days or less, can finance the system with zero out of pocket, and they will pay less for clean electricity generated from sunlight than they currently pay to their utility. When a homeowner hears this from someone who knocks on their door, approaches them when they are shopping or reads it on junk mail (if they even read junk mail), they are skeptical and resist. Direct sales is an ideal medium for solar because it produces higher quality, warm leads than the various other methods while enabling our direct sales organization to make significant income by helping shift our world to clean, abundant energy.

19 million people in the US alone are engaged in direct sales, generating $36B in annual revenue.

How do your partners traditionally get leads? ⌄

Mostly warm networking. The primary strategy that we teach is, in fact, warm networking. Now there are 1099 contractors, so they get leads through a lot of different places. We can't control it all. Some people go to booths, or some people rent booths at expos. Some people are probably out there doing some cold calling. Some people are knocking on doors, but a lot of people are going to their warm network. They're making a list of all the homeowners they know. They're thinking about: who does my taxes, who's my accountant, who's my hairdresser, who are all of my uncles and aunts, and they're calling them up and saying, "Hey, Uncle John. I just started a new business in solar and I think we could really save you some money on your electricity bill. I work with the best provider here and it's all zero down and it's free to look at. Can I set you up with a consultation?" The majority of these leads are warm referrals.

What was being done, before Powur, to generate leads? ⌄

The most successful strategy was door to door. Outside of that, people are buying spots on radio. They're buying newspaper spots. They're doing online marketing; Google, Facebook ads, things like that. There's a lot of banner advertising out there. The biggest solar companies have tried to tap into television and they've all fallen completely on their face. There's never been a profitable TV ad for solar. That's what they're doing. Most of the industry is a referral based industry. They need to get customers and then get referrals from those customers. There have also been partnerships with big box retailers like Home Depot and Costco. I've often been approached when I go to those places.SolarCity was really the only company that successfully had a big box retail partnership and it was Home Depot, so that's certainly not the norm. Sunrun has since tried to duplicate it with Costco but it's just fallen on its face. Nobody in Costco really cares about solar. Home Depot was a successful partnership for SolarCity and that was pretty much the one example of a really great big retail outlet. It was also horrendous. If you look at the numbers, it never really penciled out for SolarCity. The cost of acquiring that Home Depot customer, they had to employ a guy to manage the guys who are on the floor. They had to pay a salary to the guys on the floor. The guys who were on the floor who generated the lead then had to send the lead to a consultant. They had to pay him a salary and a commission, and then they had to pay Home Depot a commission. Their cost per customer was so astronomical, that's why SolarCity still to this day has burned hundreds of millions of dollars a year. No matter how many systems they sold, they have never been able to turn a profit.

What were companies paying to acquire customers before Powur came along, and what are they paying with Powur? ⌄

The average cost to acquire a customer in solar is $3,000. It depends who you are. If you're SolarCity, you've lost money, a lot of money on that $3,000. Same for Sunrun, same for Vivint, same for Sungevity. There is no profitable national solar company. The average cost for all of our providers, customers, appointment revenue, everything, if you were to all-in the cost to us it's probably around $1,400.The other really big thing about Powur is that we eradicate the variability of that cost because it can be devastating if you do a radio ad and you pull one customer and that customer actually costs you $10,000. There's just a highly variable cost to a lot of the lead generation out there. Because Powur only bills at success milestones, really predictable ones, we bill a provider when they book an appointment with a customer. They go to his home and they present him a proposal. We know that if you're in the home presenting a proposal, you're going to close a lot more of those deals. It's a much more consistent, non-varying cost to acquire a customer. The second time we bill them is the date the system is installed, so they've already got their cash which is also huge for them.

What is the process for finding partners and getting them online? ⌄

It's just a lot of hardcore business development, making our targets of who we want to be partnered with, often by ratings on solar reviews and Yelp, and looking at the companies that the crowd has already surfaced to the top and saying, "Hey, these are the best companies," because a lot of times, they're right on. If the crowd has rated a company pretty high, it's probably a great company. We start there, do a lot of business on LinkedIn, and find ways to get connected to the decision makers. Then we look at how long they have been in business. Nobody's allowed on the platform who's under two years old. They've also got to have a minimum amount of installs; we want to see that they've done

They've also got to have a minimum amount of installs, we want to see that they've done 100 installs minimum.. People we partner with have also got to have great financing products for their customers. We look at the things that are really going to make sure that we've got some level of quality control and some level of product competitiveness.

Then we just do an assessment of the management team and vet out goals; are we aligned and how hungry are they, and will they really be willing to work with us in a way that we need them to work with us? Now that we've probably screened 100 different providers and signed 39 and we've got 3 months of data on all of these providers, we're able to see right off the bat who's going to be a better provider than another and what are some of the flags you want to avoid. If they're quite unresponsive early on, then you probably want to nix that deal right then and there because they won't be more responsive once you start sending them leads.

What is the role of the Solar Advisor and how do you find more Advisors? ⌄

Powur Solar Advisors are independent 1099 representatives that generate income referring solar leads through Powur's proprietary platform to its network of providers. The Solar platform allows Powur Advisors to build relationships with prospective customers through a variety of channels (in person, social media, mobile, and web), track prospects and customers through the sales cycle, build a sales organization for commission overrides, get key reporting metrics to monitor and grow their customer portfolio as well as receive extensive direct sales training through comprehensive training and certification. Each time a Solar Advisor sets an appointment they are paid a commission for setting the appointment and every time a solar system is installed they earn a larger commission. Solar Advisors are also able to earn significant commission overrides by recruiting, training, and deploying their own sales organization through the multi-level marketing business model.Additionally, the Powur platform and direct sales network built by the Solar Advisors can be leveraged to distribute additional renewable energy and energy efficiency products and services to customers in the future. The data collected by the platform and advances in the performance of sustainable energy technologies will allow the Company to determine which products and services to sell, such as energy storage, efficient water heaters, HVACS, LED's, etc. Powur, along with its growing team of Solar Advisors, is focusing on the marketing and distribution of solar energy with an eye towards all future products that will move the world to reduce its consumption of hydrocarbons while simultaneously providing cost savings to customers.

What is the price hurdle for solar? ⌄

The price hurdle is really only existent in what I would call the really immature solar markets, like some states in the Midwest, for example. When you're paying $0.06, $0.07 per kilowatt hour for power, it really pushes your payback and your ROI on solar further back. The big thing is, those aren't very populated states. You look at where the population of the United States is, it's on the coast. The coast has expensive power. Right now, for about 70% of the U.S. population, we're absolutely the cheapest form of electricity they can get. We can come in day number one, we can undercut their current utility bills with financing, and over time, we can show them phenomenal savings, because once they pay off the loan, which is the most popular way people finance a solar system today, they never pay for electricity again. If you had a choice of spending less for your energy today and some time over the next 10 years or 20 years never paying for energy again, or continuing to spend more for your dirty energy indefinitely from your utility, why would anyone continue to spend more forever and have no control if they could take control, be green and save tens of thousands of dollars? It just doesn't make sense.There is some kind of a credit barrier. There is a minimum credit, so if you have less than 650 credit, it's going to be tough to get financing for solar, so certainly there's people out there that cannot go solar because they can't get access to financing, but that's not going to affect the opportunity too much.

How much cheaper is solar going to get over the next five years, and how accessible will it become? ⌄

It's really not going to change as drastically as people think. There is no other technology on the horizon that's going to come in and replace photovoltaic technology. There are some other things that people are working on, but it's all very R&D. To achieve the kind of economy of scale that PV has today, where you're installing just tens of millions of homes and gigawatts of electricity around the world, it's taken decades even to get to the point we're at today. There's going to be a whole other level of economy of scale to get to where we need to go tomorrow. The solar industry has had really bad margins because we're racing to the bottom, right? We've got to be able to undercut fossil fuels to compete and win that electricity generation business. Where we are today, essentially, even in a lot of markets, and certainly over the next few years in almost every market, once we can consistently beat fossil fuel generation prices by 10%, 20%, 30%, the solar industry's going to start taking some margin. People are going to start to make money. It's not going to make sense to just continue to have it fall through the floor forever. I think you're going to see the industry mature around just a better undercut price of fossil fuels. As things continue to get cheaper and come down, the industry's going to make some more money. I don't think it's ever just going to fall to nothing.

How do you find sales people, and what is the experience like for them? ⌄

We have 3200+ independent contractors on our platform today, all across the United States. We find them through a variety of channels. A lot of times, they're referred by friends. We also do a lot of online marketing, a lot of Facebook marketing to specific groups, and we've generated hundreds of advisors which are what we call our contractors on our platform. We train our advisors to be knowledgeable and educated about cost saving solutions and energy saving solutions to homeowners. They're professional type people that want to earn extra income, part time income or even full time income, by being able to represent the best energy products on the market today. They do that through our network of providers. They're passionate about it. They want to be able to set their own schedule. They want to have flexibility. They want to have time freedom, financial freedom, and that's what our platform provides. We're not their boss. We give them access to a platform so that they can submit leads and build a sales organization from the palm of their hand, and they control it.

When our advisors submit a lead to a provider and that lead turns into an appointment, which means their lead sat down with the provider and reviewed a proposal, they get paid. They get paid upfront at the appointment and they get paid even more at install. We get paid on a price per watt basis, so essentially the bigger the system we sell, the more we get paid. That's directly linked to them. Powur's kind of like Uber for solar. We're going to pay out 70% of all the revenue that transacts across our platform. Our advisors are out there crowdsourcing the customers. They use our platform, they go find customers and it's all on their time and their dime. They're all 1099 contractors. Then we crowd source the fulfillers, the providers. We just connect the two and we keep 30% of what transacts across our platform.

What do your conversion metrics look like? ⌄

Our metrics that make this profitable are pretty much 30% of the leads that we submit turn into an appointment, because for whatever reason, probably half the homes you submit, it's just not going to be the right time for the homeowner or there's something blocking it or the electricity bill isn't big enough, or whatever it is. Then a good percentage of the people just don't end up making it to appointment. They get busy, they go AWOL, whatever. We expect about 30% of submitted leads to turn into an appointment and 20% of the appointments to turn into an installation.

Will you be acquiring new reps to add to the 3,000 you already have? ⌄

We think the potential of this network is hundreds of thousands of reps. If you look at category creating direct sales companies, Ambit Energy was the first direct sales company to actually bring an energy model to direct sales. That was when energy deregulated back in the early 2000s. They have over two million customers now and they have over half a million representatives, and they only operate in 11 states. We're operating in 28 states already and we're getting ready to go international. We're up in Canada before the end of Q2, so we absolutely think the potential of this company as the category creating first to market solar energy company in direct sales is half a million reps to a million reps just in the United States.

What are your key numbers that you're tracking for progress from last year? ⌄

Just at a very top level sort of view, our company did $225,000 in revenue in 2015, $1.4 million in 2016 and we're pacing and on track to do, I think our business plan says $2.6 million in 2017. We definitely saw a lot of growth in 2016. There are 3,200 1099 contractors on the platform right now. We've been submitting 1,000 leads a month for the last three months, and March 2017 was our biggest lead submission month ever. We definitely saw a dip when we made our transition away from SolarCity, because that was a really crazy time. We essentially removed the one provider we had and made a transition over to this whole new model. It was a big business model change. Whenever there's that much change going on, obviously a lot of the advisors waited to see how things were going to play out. When we launched the new business model, lead generation quickly came back. We're seeing about 26% of leads submitted turn into appointments. We are also tracking close to 20% conversion rate from our appointments to our final contracts.

What are your plans for growth when looking at the next six months to a year? ⌄

We plan to work our faces off. I want to be on tour all over the country, leading events in all of our major markets, promoting into those events, and developing strong communities of advisors in each of these cities on the ground. I want to deeper integrate our advisors with our providers, so best practices can be shared from the top sales consultants with our lead generators on the front end, and we can submit higher quality leads that convert even better and just overall strength in that relationship. I want to start investing a lot more money into the advertising campaigns on Facebook and there's a lot of infrastructure stuff that we want to focus on as well. Making our platform more seamless for providers to update our lead records, automating invoicing and payments and transactions and doing a lot there that's going to make our commission engine much more seamless. We're right in the middle of refining and nailing and scaling a pretty cool model.

What keeps you up at night? What could go wrong? ⌄

Really, it's going to always be different challenges at different stages. At this stage that we're in right now, what keeps me up at night is our providers doing a phenomenal job closing our deals. There's a lot of hands on work taking place to micromanage and problem solve and do whatever we can do to move these providers to the finish line. They're not all created equal. We have amazing partners that blow us away, like Baker Electric Solar, and we have some partners, frankly, that we're going to be throwing off our platform because they simply are not doing well at all. That's probably the biggest thing right now. I just see everything else as a matter of time. We're going to continue to dial our software in so that we make the integration methods really seamless. Of course, because we pay our reps and we motivate our reps based on their leads moving through these milestones, it's really important that they are seeing progress quickly and that things are converting well. That's what motivates them to continue to submit more leads and tell all their friends about it. I think our software is going to continue to bring all of our response times down there and just make that process amazing. My hope is that over the coming year, we're really going to get to meet and partner with a heck of a lot of organizations, build out our coverage and weed out the bad ones and really promote the good ones, such that we have multiple providers in every market that we can trust to really do an amazing job handling all of these leads. I think that's going to get us in a great position to really scale. Then were the company to really enter into some significant, exponential growth, it will likely introduce a whole other series of challenges like: all right, what happens if we go from submitting 100 leads a month to provider X in Oregon to 300 leads a month in 30 days? How is that provider going to keep up with that? They're not, so we're going to need a pipeline of providers and we're going to need to build systems to manage volume. That's a future problem, if we nail the first problem.

Who makes up the Powur team? ⌄

We are a ragtag group of crazy, highly driven, warrior entrepreneurs who have executed our faces off for the last three years to solve a tremendous amount of challenges inside the solar industry and inside bringing this business model to market. We're all driven by very similar things. We have a huge passion for contribution, for purpose, and for impact. We see solar as a necessity to a sustainable future for the world. To us it's a necessity to power our planet in a clean way and as a massive value proposition for pretty much every end user. It's an industry that we're just really passionate about and excited to be in, and we think that we can make a dent in accelerating adoption by bringing this model to market. If we had half a million people who are out there talking to friends, neighbors, everybody under the sun every day about solar, that's going to raise some significant awareness and some significant education and we're going to move this country onto solar faster than if Powur didn't exist. I think that's what drives this team every day to overcome whatever the hell we have to overcome to win, to succeed.

What's your cash flow? ⌄

We had a $505k cash balance as of 3/31/17 and our cash burn averages approximately $60k per month, although we expect the burn rate to reduce in the future. Although there are no guarantees we expect to reach profitability with the proceeds from this raise as long as we close at least $200,000. If we raise the full $1,000,000 then we will be able to make more investments in technology, marketing and new hires to grow faster. Once we reach profitability we will be able to fund the company with cash generated from operating activities without having to raise any subsequent financing. Even though we expect to be able to run the company with no additional capital after this campaign, we plan to raise a large Series A round (of $5 - $10 million) in 2018 or 2019 in order to accelerate the company's growth and profitability.

Financials

Powur has financial statements ending December 31 2019. Our cash in hand is $2,067,911, as of December 2019. Over the three months prior, revenues averaged $1,700,000/month, cost of goods sold has averaged $850,000/month, and operational expenses have averaged $850,000/month.

At a Glance
January 1 to December 31

$8,419,929
+265%
Revenue

-$229,515
Net Loss

$2,918,647 +18X
Short Term Debt

$0
Raised in 2019

$2,067,911
Cash on Hand

INCOME	BALANCE	NARRATIVE

● Revenues ● Profit



$8,419,929

$2,309,193

$-664,269

$-229,515

2018

2019

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: Gross Margin: Return on Assets:

DETAILS

Jonathan Budd
Founder & CEO
Enabling a clean energy future for life on this planet has always been my dream. We have the potential to acquire millions of customers over the next decade, as solar hits an "influxion" point.
(in)

Andrea Budd
VP Operations
An executive with deep operational, communications and philanthropic skills. Andrea oversaw operations of a start-up that grew revenue from $1m to $20m in under 3 years and she has IPO experience.
(in)

Bobby Smith
VP Sales
Bobby previously achieved Vice President with ACN Telecommunications within 18 months, building 50,000+ active consultants in multiple countries. He is a highly respected direct sales industry speaker
(in)

Andrew Wilson
CFO
An experienced finance executive with VP experience at multi-national companies; Andy has expertise in financial processes, capital raising, M&A transactions and financial modeling.
(in)

Paul Walker
CTO
Paul has 18 years experience architecting web, mobile and desktop applications and server APIs for large enterprises such as Paramount and CBS as well as startups including MySpace and Mellmo, Inc.

Nickolas Phillips	Vice President	2019
Rick Hou	Director of Engineering	2014
Paul Walker	CTO	2014
Robert Smith	Vice President of Sales	2016
Jonathan Budd	CEO, Chairman	2014

Voting Power [a]

HOLDER	SECURITIES HELD	VOTING POWER
Jonathan Budd	Common and preferrered stock	38.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
05/2017	$1,036,888	Priced Round
05/2017	$234,094	Priced Round
09/2016	$1,085,700	Priced Round
07/2017	$152,499	Priced Round
03/2015	$650,000	Priced Round
09/2015	$775,000	Priced Round

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$200,000   Funds from a minimum raise of $200,000 will be used to accomplish the following milestones:1. Technology: Development of the Powur platform and integration with solar software providers, but at a slower pace than our current business plan.

$400,000   Funds from a raise of $400,000 will be used to accomplish the following milestones:1. Technology: Development of the Powur platform and integration with solar software providers.

$750,000   Funds from a raise of $750,000 will be used to accomplish the following milestones:1. Technology: Development of the Powur platform and integration with solar software providers.2. Marketing: Develop media and promotional tools plus widespread online marketing campaign in order to drive growth.3. Team: Add the most essential positions in marketing and operations.

$1,070,000   Funds from this campaign if we raise close to $1 million will be used to accomplish the following milestones:1. Technology: Development of the Powur platform andintegration with solar software providers.2. Marketing: Develop media and promotional tools plus widespread online marketing campaign in order to drive growth.3. Team: Round out the team including adding essential positions in marketing and operations.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	25,000,000	11,631,604	Yes
Other	0	0	No
Debt Securities	0	0	No
Preferred	10,000,000	6,532,628	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.



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